April 29, 2010

Ms. Laura E. Hatch
United States Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, DC 20549

Re:      GAMCO International Growth Fund, Inc. (the "Fund")
         Post-Effective Amendment No. 20 to the Registration Statement on Form N-1A (33-79994)

Dear. Ms. Hatch:

         This letter responds to your additional comments communicated by telephone on April 28, 2010, with respect to the Post-Effective Amendment No. 20 to the Registration Statement on Form N-1A (the "Registration Statement") of the Fund that was filed with the Securities and Exchange Commission (the "SEC") on February 26, 2010 (accession number 0000950123-10-017786).

         In addition, in connection with this filing, the Fund hereby states the following:

         1. The Fund acknowledges that in connection with the comments made by the Staff of the SEC, the Staff has not passed on the accuracy or adequacy of the disclosure made herein, and the Fund and its management are solely responsible for the content of such disclosure;

         2. The Fund acknowledges that the Staff's comments, and changes in disclosure in response to the Staff's comments, do not foreclose the SEC or other regulatory body from the opportunity to seek enforcement or take other action with respect to the disclosure made herein;

         3. The Fund represents that neither it nor its management will assert the Staff's comments or changes in disclosure in response to the Staff's comments as a defense in any action or proceeding by the SEC or any person.

                  The Fund's responses to your comments are reflected below. Comments that applied to both the Class AAA Shares prospectus and the Class ABCI Shares prospectus have only been addressed once. The substance of your comments has been restated for your ease of reference.

         COMMENT #1-PRINCIPAL INVESTMENT STRATEGIES: You have requested that the Fund specifically reference the quality of the convertible securities in which it invests.

                  RESPONSE #1: The Fund has added the following under "Investing in the Fund involves the following risks:":

                  o CONVERTIBLE SECURITIES AND CREDIT RISK. The characteristics of convertible securities make them appropriate investments for investors who seek a high level of total return with the addition of credit risk. These characteristics include the potential for capital appreciation if the value of the underlying common stock increases, the relatively high yield received from dividend or interest payments as compared to common stock dividends, and decreased risks of decline in value, relative to the underlying common stock due to their fixed income nature. As a result of the conversion feature, however, the interest rate or dividend preference on a convertible security is generally less than would be the case if the securities were not convertible. During periods of rising interest rates, it is possible that the potential for capital gain on a convertible security may be less than that of a common stock equivalent if the yield on the convertible security is at a level which causes it to sell at a discount. Any common stock or other equity security received by conversion will not be included in the calculation of the percentage of total assets invested in convertible securities. The Fund generally will not invest more than 5% of its net assets in convertible securities that are below investment grade.

                  Should you have any questions regarding the foregoing, please do not hesitate to contact Helen A. Robichaud at PNC Global Investment Servicing, Inc., the Fund's Sub-Administrator, at 617-338-4595.

                  Very truly yours,

                  /S/ BRUCE N. ALPERT
                  Bruce N. Alpert
                  President

                  cc: Helen A. Robichaud             Arlene Lonergan
                  PNC Global Investment              PNC Global Investment
                  Servicing, Inc.                       Servicing, Inc.

                  Peter D. Goldstein                 Christopher Tafone
                  Gabelli Funds, LLC                 Paul, Hastings, Janofsky
                                                     & Walker LLP

                  Rachael Schwartz
                  Paul, Hastings, Janofsky
                  & Walker LLP